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Invest in Legion M
The World's First FAN-OWNED Entertainment Company

🐦 f ⊙ ⧉ LEGIONM.COM LOS ANGELES CALIFORNIA



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$12,566
of a $10,000-$780,000 goal

47 investors

$10,212,988
raised previously

$100 min   **Invest**

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Held in Escrow & Refundable. Wefunder Portal LLC can refund upon request while funds are in escrow. You'll get a 5 day notice when a round closes.

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Founded by serial entrepreneurs with an Emmy Award for Innovation, Legion M is a first-of-its-kind entertainment company built from the ground up to be owned by fans. For the first time in history, you can get in on the ground floor of a pre-IPO entertainment startup with a slate of projects that include Stan Lee, Kevin Smith, Anne Hathaway, David Tennant, Nicolas Cage, Jason Sudeikis, and much, much more.

Paul Scanlan Cofounder and CEO @ Legion M

Why you may want to invest in us...

1   New for round 7: INVESTOR REWARDS!

2   Projects with Kevin Smith, Stan Lee, Nicolas Cage, Anne Hathaway, Dean Devlin, and more

3   Founded by Emmy-winning digital media pioneers Paul Scanlan and Jeff Annison

4   One of the most successful companies in JOBS Act history with over $10MM raised & 25,000+ investors

5   Innovative apps like FILM SCOUT and MPULSE give investors a voice in company decisions

6   Advisory board of industry heavyweights, including execs from Netflix, Sony, Lucasfilm, and more.

7   Priority access to events like "Legion M Lounge at Sundance" or the 2017 "Stan Lee Houseparty"

8   Backstage access to livestreams/Q&As/etc, plus chances to win set visits and premier tickets

Why investors ♥ us

WE'VE RAISED $10,225,555 SINCE OUR FOUNDING

Entertainment doesn't exist without fans, so whether you are an established Hollywood player or an up-and-coming creator, your fans are your most





community and fanbase that is invested in projects even before they are released. That has the potential to create huge value for everyone--from the biggest studios to the smallest independents.Also, Paul and Jeff are two of the nicest, smartest, and hardest working guys I've met in a long time. It's a bold plan, and I'm rooting for them to pull it off!

Scott Landsman
Senior Vice President Comedy Development, Sony Pictures Television



I invested because of all the amazing projects that this company has helped get off the ground and because of all the amazing upcoming projects. I want to be a part of this history making company.

Jennifer Sturgis



I invested in Legion M because I believe in the investment!

Adam Cox



I love to be a part of something bigger than myself!!

Eric James
I am a regular guy who wants more out of life. I can be a great friend and I love to smile in the face of adversity.



I believe in what the company is doing, and enjoy finished projects.

Javan Daye



Portfolio diversity with something fun! Jay & Silent Bob Reboot definitely helped with my comfort level investing in Legion M

Kevin Shepherd



I invested on behalf of my small entertainment network (The Tangent-Bound Network) - because I believe in this project. I love what it stands for.

Mark Bogner



Invested in 5/6 last rounds

Joni M Dotson
Investor in Legion M



Great group of people!

Judy Levan Schutz



I'm moving from the music biz into film and wanted to be part of something new & exciting - disruptive, even. As an avid backer of crowdfunded films, I saw this as the next step.

Don Harrison
Life coach and freelance do-gooder merging creativity, business & community. Songwriter, poet, author, aspiring screenwriter. Webdesign troubleshooter and Heavy Metal geek \m/



I've enjoyed the ride so far! The only round I missed was the first. Thanks guys.

Robert Diefenbach Jr
I am an independent financial consultant specializing in retail liquidations. I get to travel the world as a result.



Seems like an awesome company.

Jan Michelle Wisniewski Nicholas



to be an investor, privately its worth being a secret investor

Jereme Barba Tonsorial Olson

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Round 7 Complete!
Carrie Berger Rosenthal



Being part of round 7
Nathaniel Adams Jr



Previous Investor
Kira Ackerman

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Our team

AND OUR MAJOR ACCOMPLISHMENTS



Paul Scanlan
Cofounder and CEO
Emmy winning serial entrepreneur, Cofounder/President MobiTV, 2011 Forbes "Names You Need to Know".




Jeff Annison
Cofounder and President
Emmy winning serial entrepreneur, Cofounder MobiTV, toy designer, theme park engineer, amateur auto racer.




Terri Lubaroff
COO/Head of Content
25+ year Film/TV development, Sr. VP Humble Journey Films-Paramount/CBS, talent/lit management, entertainment lawyer, COO Meltdown Entertainment, Co-Founder Meltdown Tech Incubator, Ice Cream Lover.




David Baxter
V.P. of Development
20+ years film/TV development, marketing master, WGA and comics writer, Larger than Life cosplay celebrity, champion fencer (swords, not watches)




Michelle P. Carter
Creative Executive
8+ years in television/film (CBS, NBC, ABC, HBO, AwesomenessTV), Legion M Valor Award winner




Christopher Taylor Gledhill
Social Media Director
Digital Producer on Emmy-winning @Midnight, Comedy Central. Social Media Producer, Funny or Die.




Mandy Bardisbanian
V.P. Merchandise and Licensing
8+ years in merchandising and licensing (Hot Topic Buyer, all categories), Licensing International 2018 Rising Star award winner, Licensing expert, product developer, passionate about licensed consumer products, proud Slytherin.




Terri Pinon
Community Management
Early Legion M investor and Valor Award winner, 19 years healthcare, 5 years real estate investing.


Eric Lam
Business Operations

 
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Karen Clifford
Communications
20+ years communication and strategic planning at Fortune 100 company, Legion M Valor Award winner



Danielle Thorsen
Administration
Loves traveling, exploring, and creating vegan culinary masterpieces, avid reader, actress.



Clare Bateman-King
Worldwide Events and Business Development
25 years in US/UK entertainment industry, including Variety, BAFTA, and Virgin Entertainment Group.



Mike Arrieta
Strategy and Distribution
25 years film/TV distribution, EVP of Sony's digital division, transformative services that have reshaped our industry (iTunes, Tivo, others)

In the news



FANS OF THE WORLD, UNITE!



INVEST IN THE FUTURE OF ENTERTAINMENT

Legion M is the first entertainment company built to be owned by FANS. Enabled by disruptive new securities laws, we're opening the gates of Hollywood to give fans a seat at the table — and a stake in the outcome.

Why? Because no matter where you sit in the entertainment value chain, a "built-in



book movies rule the theaters. Studios know that a built-in audience ensures fans will watch (and, more importantly, talk about) their movie. And while that doesn't guarantee box-office success, it dramatically reduces risk and increases the odds of creating a hit.

We founded Legion M because we saw a disruptive opportunity to create a media company with a built-in audience for everything it makes. By utilizing the JOBS Act to unite a large community of fans as shareholders of the company, we're creating a massive, grassroots audience — a Legion of fans — that are financially and emotionally invested in our projects' success! And the bigger we get, the more powerful we become.









TOP-SECRET PLAN
See how fans can unite to shape the future of Hollywood.
READ MORE

RISK
REWARD
WHY NOW?
Learn how the JOBS Act allows everyone to invest like the 1%.
READ MORE

HOW WE MAKE MONEY
See how we're building a diversified set of revenue streams.
READ MORE

"The idea of setting up a company that will be owned by the fans – I think that is a wonderful idea. So good, I wish I thought of it myself!"
–Stan Lee

EARLY STAGE, PRE-IPO STARTUP OPPORTUNITY. When you invest in Legion M you are buying stock in a pre-IPO startup — like investing in Disney when it was just Walt and Roy, or Amazon when it was run out of a garage. Successful media companies are often measured in tens or hundreds of billions of dollars— you are buying into Legion M at a valuation of about $32MM-$40MM. There is a lot of risk (see below) but if we're successful there is a LOT of upside.

OPEN TO ALL INVESTORS. Investing in early stage startups USED to be off-limits to non-accredited investors, but thanks to the JOBS Act now everyone has the opportunity to participate in the startup economy! With over 25,000 investors & more than $10 million raised. Legion M is one of the most successful companies in JOBS Act history.

FOUNDED BY EMMY WINNING DIGITAL MEDIA PIONEERS. Legion M's founders previously cofounded MobiTV, a streaming media startup that became a worldwide leader in mobile television with $150 MM in venture capital, ~$100MM in annual revenue, and an Emmy Award for Innovation in Television.

DIVERSIFIED SLATE OF FILM AND TV PROJECTS. When you invest in Legion M you're not just backing a single project -- you're investing in an entire slate. By diversifying across different genres (e.g. comedy vs. horror), mediums (e.g. TV vs. Movies), and risk profiles

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Legion M Project Sizzle 2020

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SHAPE THE FUTURE OF HOLLYWOOD

For most companies investors are simply a source of funding. For Legion M, they are our superpower. We're constantly looking for new and innovative ways to give our investors a voice in company decisions and harness their collective passion, wisdom and insight for the benefit of the company.

Involving fans in our decisions doesn't just make us different (when's the last time Disney asked you what movie they should make?), we believe it makes us BETTER. By giving fans a voice in the process and a stake in the outcome, we gain:

- A built-in audience eager to come out opening night and bring all their friends

- A massive "street team" motivated to share and build grassroots buzz

- A legion of scouts to help us find the next big thing

- A built-in focus group to evaluate content and harness the "wisdom of the crowd"

- A constant source of energy, enthusiasm and excitement to propel us forward

- A deep pool of talent for crowdsourcing ideas and tasks







PULSE
WISDOM OF THE CROWD
See how M-Pulse gives investors a voice at Legion M.
READ MORE

BECOME A FILM SCOUT
Learn how you can help Legion M find the next big thing!
READ MORE

"Legion M puts the power into the hands of the very people who love and live entertainment. Joining the Legion has been one of the BEST experiences ever."
-Jill Robi
(Writer, Fan, Legion M Investor)



banding together to shape the future of entertainment. We're constantly seeking ways to open the gates of Hollywood for the benefit of our community. Whether it's winning tickets to a red carpet premiere, hanging with celebrities in the Legion M lounge at Sundance, joining a livestream Q&A, or gathering for drinks at a local meet-up, Legion M provides opportunities for YOU to get involved and come behind the scenes.







STAN LEE TRIBUTE
See how Legion M united fans to honor a Legend.
WATCH

SUNDANCE
This is how Legion M rolls when we go to Sundance.
WATCH

MANDY
See how Legion M helped turn Mandy into a new cult classic.
WATCH

WHAT IS YOUR POTENTIAL RETURN?

When you invest in Legion M you are buying stock in the company. It's like investing in Disney back when it was just Walt and Roy. As a pre-IPO startup, we are inherently risky. The fact is, most startups fail, and if we fail, you will likely lose your investment.

But startups that succeed can change the world, and provide staggering returns for investors. Our current market cap (the price you are buying in at) is about $32 -$40 million. If we're successful, we believe Legion M could someday be worth billions. We believe there's a LOT of upside.

The stock you are buying has the EXACT same financial terms as the stock owned by the founders, employees, and every other investor big and small (we have investors ranging from $100 to over $400,000). All of us are in the same boat -- we don't succeed unless you succeed.

Like a snowball rolling down the hill, the larger we get the more powerful we become. We're swinging for the fences with Legion M, and while no one can guarantee success, we're betting our money, reputations, and careers that we can make this the best investment you've ever made.

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FOR DETAILED FINANCIAL ANALYSIS AND AUDITED FINANCIAL STATEMENTS, CLICK HERE REVIEW THE OFFERING DOCUMENT

NEW FOR ROUND 7 -- INVESTOR REWARDS!!

As a silicon-valley based startup, Legion M is always looking for new ways to innovate. Over the past 4 years we've raised over $10,000,000 from more than 25,000 investors on our way to becoming one of the most successful JOBS Act companies in history. With Round 7, we're testing a new strategy we think could change the game:

For a limited time, Legion M is re-allocating money we'd usually spend with tech companies on digital ads, and instead spending it with businesses we love on REWARDS FOR INVESTORS!

Why are we doing this? Aside from the fact that we'd much rather spend money on rewards for investors instead of ads, we believe that by investing in our community we have the



UPDATES [101]   REVIEWS [27]   ASK A QUESTION [767]

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INVEST AT ANY LEVEL
GET LEGION M "INVESTOR ACCESS"
♦ DRAWINGS FOR SET VISITS AND PREMIERE TICKETS, PRIORITY ACCESS TO LEGION M EVENTS AND EXCLUSIVES, DISCOUNTS, SHAREHOLDER PORTAL, AND MUCH, MUCH MORE!



INVEST UP TO $199
CHOOSE ONE PERK:
♦ AN EXCLUSIVE ROUND 7 INVESTOR T-SHIRT
♦ $20 TO EITHER LEGION M, ALAMO DRAFTHOUSE, OR ENTERTAINMENT EARTH
♦ 20% IN BONUS SHARES OF LEGION M STOCK



INVEST $200 TO $499
RECEIVE AN EXCLUSIVE ROUND 7 INVESTOR T-SHIRT
AND CHOOSE ONE BONUS PERK:
♦ 6-MONTH ISACONNECT MEMBERSHIP TO ISA NETWORK
♦ $40 TO EITHER LEGION M, ALAMO DRAFTHOUSE, OR ENTERTAINMENT EARTH
♦ 21% IN BONUS SHARES OF LEGION M STOCK



INVEST $500 TO $999
RECEIVE AN EXCLUSIVE ROUND 7 INVESTOR T-SHIRT
AND CHOOSE ONE BONUS PERK:
♦ 12-MONTH ISACONNECT MEMBERSHIP TO ISA NETWORK
♦ $100 TO EITHER LEGION M, ALAMO DRAFTHOUSE, OR ENTERTAINMENT EARTH
♦ 22% IN BONUS SHARES OF LEGION M STOCK



INVEST $1,000 TO $4,999
RECEIVE AN EXCLUSIVE ROUND 7 INVESTOR T-SHIRT
AND CHOOSE ONE BONUS PERK:
♦ $200 TO EITHER LEGION M, ALAMO DRAFTHOUSE, OR ENTERTAINMENT EARTH
♦ 23% IN BONUS SHARES OF LEGION M STOCK



INVEST $5,000+
RECEIVE AN EXCLUSIVE ROUND 7 INVESTOR T-SHIRT
GET $200 TO EITHER LEGION M, ALAMO DRAFTHOUSE, OR ENTERTAINMENT EARTH
AND CHOOSE ONE BONUS PERK:
♦ TWO TICKETS TO A LEGION M RED CARPET HOLLYWOOD PREMIERE
♦ ONE HOUR ZOOM CALL WITH LEGION M EXECUTIVE TEAM
♦ 25% IN BONUS SHARES OF LEGION M STOCK

TERMS AND CONDITIONS APPLY. CLICK HERE FOR DETAILS.

NOT SURE ABOUT INVESTING?
Join as a free member to see firsthand what Legion M is all about!

JOIN FOR FREE

MEET OUR ADVISORY BOARD

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Leonard Maltin
Celebrated Film Critic, Historian, Author of Leonard Maltin's Movie Guide
Dean Devlin
Writer, Director, Producer (Stargate, Independence Day, "Leverage", "The Librarians")
Tim League
Founder/CEO Alamo Drafthouse Cinema, Cofounder NEON, and Fantastic Fest
Scott Landsman
SVP Comedy Development, Sony Pictures Television, formerly VP at Comedy Central
Lisa Taback
VP Talent Relations & Awards at Netflix, Former Awards Consultant (Spotlight, Moonlight, La La Land)
Stoopid Buddy Stoodios
Creators of Multi Emmy Award Winning Robot Chicken, Super Mansion, etc.
Bill Duke
Actor, Director, Producer (Commando, Predator, "Falcon Crest", "Charlie's Angels", "Law and Order SVU")
Adam Rymer
Former President Legendary Digital Networks (Nerdist, Geek & Sundry, and Smart Girls), formerly Universal Studios, Lava Bear
Eric Ries
Entrepreneur, Best Selling Author, Founder of the Lean Startup Movement, CEO Longterm Stock Exchange



















Susan Bonds
Mixed Reality Pioneer, CEO 42 Entertainment, Former Creative Director Walt Disney Imagineering, Lockheed Martin "Skunkworks"
Christian Parkes
CMO Alamo Drafthouse, NEON, Fast Company's 100 Most Creative People
Larry Gleason
President Arenas Group, former President Paramount, and former President at MGM
Julianne LaMarche
Marketing and Strategic Planning (BLT Communications, Trailer Park, Crew Creative)
Alex Lieu
Mixed Reality Pioneer, Chief Creative Officer 42 Entertainment and Animal Repair Shop
Doug Hansen
President Hansian Media, former President and COO Endgame Entertainment, former SVP Entertainment, Union Bank







Gaston D-Letelier
Chairman of the Board CEI (LA Comic Con, RuPaul's Drag Con, etc.), Meltdown Comics, Cofounder Beyond Fest
Yuka Kobayashi
Producer, Cofounder Trifecsome Media, formerly Director of New Media Stan Lee's POW!
Lynn Bartsch
Principal Counsel at Lucasfilm, Former Senior Director of Business Affairs, Original Programming at Audible
Rao Meka
Founder shopVOX, Film Producer CEO 1729 Pictures
Kerry O'Quinn
Author and Fan-Centric Magazine Creator, including Starlog, Fangoria, Cinemagic
Andrew Cosby
Screenwriter, Producer and Comic Book Creator ("Haunted", "Eureka", Hellboy), Cofounder Boom!

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Investor Q&A

+ EXPAND ALL

What does your company do?

Founded by serial entrepreneurs with an Emmy Award for Innovation, Legion M is a first-of-its-kind entertainment company built from the ground up to be owned by fans. For the first time in history, you can get in on the ground floor of a pre-IPO entertainment startup with a slate of projects that include Stan Lee, Kevin Smith, Anne Hathaway, David Tennant, Nicolas Cage, Jason Sudeikis, and much, much more.

Where will your company be in 5 years?

Our long-term goal is baked into our logo. The M with a bar over it is the Roman numeral for 1 million, because our goal is to unite 1 million fans as shareholders of our company. When we achieve this goal, we'll have hundreds of millions of dollars to develop film, television, and other entertainment projects that have 1 million fans standing behind them. We believe this could make us one of the most influential companies in Hollywood!

Can I make money from this?

That's the whole point! This is completely different than the traditional crowdfunding you get on Kickstarter and others, where you donate in exchange for a reward, perk or pre-sale of the product. When you invest in Legion M, you are buying stock in the company. Our job is to make the value of that stock go up!

How does Legion M make money?

We're taking proven business models (financing, production, distribution, merchandising,



are working with people that have a track record of success.

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Will Legion M pay dividends?

Not in the foreseeable future. As an early stage company, all revenue from projects will go back into the business, allowing us to invest in more projects and to continue growing the value of the company overall.

Do you offer perks?

Absolutely yes! Being a Legion M investor means you get things like access to exclusive Legion M events, livestreams, screenings, premieres, etc. Whenever possible we also get things like premier tickets, set visits, priority access, etc that we can raffle off to our investors.

We also do tons of online events including Q&As, panels, AMAs, livestreams, etc. Your can even get your face on the silver screen by uploading your photo to be included in Legion M's official photomosaic production logo that goes in the credits of our projects!

In round 7, we're also offering rewards to everyone who invests from partners like Alamo Drafthouse, Entertainment Earth, and the International Screenwriter's Association. For more details, please see our profile above.

Are there other benefits to investing?

Absolutely! As a Legion M shareholder, you get to come along for the ride as we work with top Hollywood creators to release exciting new projects. You also get a voice in many of our decisions using tools like M-Pulse and our innovative FILM SCOUT app.

Aren't you afraid of having too many cooks in the kitchen?

While Legion M is owned by fans, it's not RUN by fans. I.e. this isn't a democracy where everyone votes on every decision. We firmly believe that great art isn't made by committee--it's made by empowering great artists (and then getting out of their way!).

That said, the will of our shareholders is at the center of everything we do. We're constantly polling and talking to our investor -- whether it be formally through our MPulse tool or informally in our private Facebook group -- to get their input and direction.

We also work very hard to find innovative ways to involve our shareholders in our decisions. For example, for the last two years we've used our FILM SCOUT app to select films to back (or buy!) at Sundance Film Festival. This not only gives our investors a direct voice in what films we choose, but also allows us to leverage the "wisdom of the crowd" to make better decisions on behalf of the company.

Why hasn't anyone done this before?

Recent changes to securities law (the JOBS Act) have opened the door for the public to invest in early stage ventures like Legion M. Before then, only "accredited investors" (i.e. the wealthiest 3% of the population) were legally allowed to invest in companies like Legion M. Now, we'reopening the gates of Hollywood for the rest of us!

Do I get to pick the projects my investment goes toward?

No, and there is good reason for that. Hollywood is a hit-driven business, which means that it's very risky to back any single project. Legion M is working with our creative allies to build a diversified slate of projects. Some may fail, but others will likely succeed, and the money we make from the hits will allow us to fund a new batch. In that way, we're really no different from how Hollywood studios operate because we'll spread the risk around to ensure Legion M can keep doing this for a long time.

What is Legion M's competitive advantage?

Our competitive advantage is our community. As of this writing, we have over 25,000 investors and 125,000 members! By allowing people to own equity and come along for the ride, we're building a legion of fans that are financially and emotionally invested in our



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If you think about it, fans hold all the power in the entertainment industry. We buy the tickets, pay the subscriptions, and decide what to watch. Individually we're just consumers, but when we band together, we have the power to change Hollywood for good!

I want to invest, is next month going to be too late? ˅

All we can guarantee is that this round will be open until it sells out!

As an investor, will I get a credit in our projects? ˅

As you may or may not know, movie and TV credits are considered very valuable and are often fiercely negotiated. In some projects (i.e. ones we control) we have some latitude, and others we have none.

That said, we love the idea of investor credits, so we set up our "company card" (the animated logo that plays before or after a movie) to be a photo mosaic featuring the faces of our investors.

We think a photo-mosaic -- a lot of individual elements coming together to make something greater -- is a perfect analogy for Legion M, and we fight hard to get it into projects whenever we can.

What do I do if I want to increase the amount of my initial investment? ˅

It's easy peasy lemon squeezy! If you invested in this round, you can change your investment anytime as long as this round is open. To do so, log in to Wefunder with your account details and go back to our page at www.wefunder.com/legionm, on that page, the invest button should now be replaced with an "Edit Investment" button near the top of the page over the photo. From there, I think you can just follow the steps.

What is a "subscription agreement?" Will the same amount invested be withdrawn from my bank account every month or something like that? ˅

A subscription agreement is the legal contract between you and Legion M to buy the shares. We don't know why it's called that, but this is the legal term for it -- rest assured, this is a one-time purchase, and no recurring payments will be withdrawn from your account.

What's the Exit Plan? ˅

Ultimately, our goal is to IPO. It's far too early to talk about if/when that would occur, but if we're successful we believe that is the most likely exit for all of our shareholders. Right now, we're focused on finding and building competitive advantages that increase the long-term value of Legion M.

What does the "M" stand for in Legion M? ˅

The M in our logo has a bar over it which is the Roman numeral for 1 million and represents our long-term goal to have 1 million fans as our shareholders. With a Legion of 1 million fans, we believe we can be one of the most influential companies in Hollywood!

How do I connect with the Legion M community? ˅

Lots of ways... We're very active on social media (@legionmofficial on Facebook, Instagram, Twitter, and Twitch) and have an amazing, private, member-only Facebook group at https://www.facebook.com/groups/iamlegionm/.

We also typically have events all over the country, including opening weekend release meetups, comic cons, film festivals, etc. Once you invest, you will receive an e-mail with more details on how you can get involved.

Also, if you aren't sure about investing yet, you are welcome to join as a free member at https://legionm.com/join-legion-m/. There's no cost or obligation, and it's a great way to see firsthand what Legion M is all about.

Finally, if you have any questions, feel free to e-mail us at team@legionm.com.

Who else is doing this in Hollywood? ˅


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entertainment companies out there doing equity crowdfunding raises under Title III of the JOBS Act, or with an ICO, but none have the same business model and emphasis on the community that Legion M has. We're pretty unique and the first to market with the idea that fans have the power!

Wow, Hollywood must really dislike Legion M because it's such a disruptor! ⌄

To our delight, this couldn't be further from the truth. We've had a fantastic response from every meeting and introduction, starting with the creative allies that we have in place and evidenced by the fact that we have four high-profile projects officially on our slate, with more to come! Hollywood studios and creatives see Legion M as a valuable partner, and we believe the best is yet to come with future partnerships and opportunities!

How do you select projects? ⌄

The criteria we use to select projects boils down to three questions:

(1) Can we make money from it? This isn't kickstarter - we are only interested in projects we feel can provide a financial return for our shareholders. And does it help us grow the Legion.
(2) Is it fun? In addition to financial return, we aim to provide is an emotional return--we want projects where we can engage our shareholders and bring the power of the legion to bear.

(3) Are we making the world a better place? We believe in using the power of the Legion to do good in the world.

How can fans help make projects successful? ⌄

There's more content available today than any of us could consume in a lifetime, and it's growing exponentially. While great content will always be king, it's becoming more and more difficult to rise above the noise.

That's why a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Major Hollywood actors command 7 digit paydays because studios know they will bring an audience out to see the film. Franchises are worth billions for the same reason. Legion M is attempting to build a company with a built-in audience for everything we do.

The whole premise of Legion M is that giving fans a voice in the process and a stake in the outcome will create a Legion of fans emotionally and financially invested in our projects. They are not only more likely to come see our films, they are more likely to do it opening night, bring their friends and family, and talk about it on social media. A Legion of fans has the ability to create the sort of grass-roots buzz that a studio would kill for, but money can't buy.

And if we can achieve our goal of having 1 million fans as investors in the company, we believe we could become one of the most influential companies in Hollywood.

How can a legion of fans help you find new projects? ⌄

Everyone in Hollywood is always looking for the next great property—whether it's a book, comic book or a creator on YouTube. Having a legion of fans who can help scout and identify up-and-coming voices and storytellers is a huge asset. Most production companies pay staffers to stay on top of all the current trends, but in our case, we have a legion of people excited and incented to tell us about the next big thing.

One of the best examples of this is our innovative FILM SCOUT app, which utilizes the "wisdom of the crowd" to help us scout film festivals. You can read more about that here: https://legionm.com/scout

Will Legion M produce my script or hire me as an actor or director? ⌄

Whenever possible we give priority to our community when it comes to staffing/sourcing. In the past we've been able to secure priority for Legion M investors as extras on films like Jay and Silent Bob Reboot and Archenemy. We also had a "Pitch Elevator" project where we invited fans to submit their pitch for a film or TV show. We can't accept unsolicited script submissions (if you have a script, the best way to reach us is through an agent or lawyer), but if you make an effort to connect with members of our development team (especially in person at a comic com, film festival, etc) they will do their best to hear your pitch and give their feedback.



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A lot of people initially confuse the two.

If you look at the projects we've already been involved in, you'll see names like Stan Lee, Kevin Smith, Anne Hathaway, Jason Sudeikis, Dean Devlin, David Tennant, and Nicolas Cage. This is the level of projects we aim to develop.

While we love fan films, DIY creators, and crowdsourced entertainment, Legion M isn't about fans CREATING content—it's about fans SELECTING, FUNDING, and SUPPORTING content, and also having the potential to earn a return on their investment if we're successful.

What is pre-money valuation, and how does Legion M calculate it? ⌄

The pre-money valuation is effectively the price at which you are buying into the company. Over time, if we're successful, this value will grow.

If you take the company's valuation and divide it by the number of outstanding shares, it gives you the value of each share. Conversely, if you take the number of outstanding shares and multiply it by the share price, you end up with valuation--the same way you'd calculate market cap for a public company.

Legion M is different than most early stage companies in that we don't have any financial preferences amongst our shareholders. Our two classes of stock have different voting rights, but financially they are equivalent. That means all of us -- the founders, insiders, and every single one of our investors -- have the EXACT SAME FINANCIAL TERMS. We're all in the same boat; none of us wins unless all of us win.

In Round 7 Legion M is also offering rewards to everyone who invests. These rewards impact the effective share price paid by the investor. For example, if you get bonus shares of Legion M as your reward, you are effectively getting more shares for the exact same price. The pre-market valuation you buy-in at depends on what reward you choose. As such, our valuation is expressed as a range instead of a single value.

Note that when we calculate our pre-money valuation, we include all issued and outstanding shares. This is unlike many VC deals, which include stock options (issued and/or unissued). That's because when we issue stock options, the strike price is the current market price (i.e. option issued in Round 7 have a $14.48 strike price. This is different than typical VC deals, where options are often issued for pennies on the dollar due to the price difference between common and preferred.

What was MobiTV? ⌄

We (co-founders Paul Scanlan and Jeff Annison) along with another friend of ours (Phillip Alvelda), co-founded MobiTV. In 2003 we were the first company in the US (and pretty much the entire world) to launch live television on your cell phone.

At the time, we were almost laughed out of Hollywood. People told us—and we are not exaggerating here--that it was the dumbest idea they had ever heard... "Nobody is ever going to watch television on their cell phone."

Now in fairness to them, this was 2003. The screens were really small, and the video quality was very poor by today's standards. It was years before the iPhone—even before the Razr. We were working on some of the very first phones with color screens.

Also, at the time, the ONLY place people watched TV was in the living room. It seems crazy to think about it now, but most people thought there wasn't any demand for television outside the living room.

Yet when we launched, it took off like wildfire. Over the last 13 years, it has been the fastest-growing part of the entertainment industry. In fact, we had such an impact, we were awarded a Primetime Emmy Award for our contributions to the television industry. We grew those services to over 20 million paying subscribers around the world, and the company is still going strong today. Chances are, if you have watched TV on your AT&T, Sprint or T-Mobile device, it was powered by MobiTV. We pioneered that whole space. We were even the first to do live TV on the iPhone, not to mention the first to do March Madness, World Cup, NFL, NBA, Olympics and more.



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At a Glance

January 1 to December 31

$645,565 +259%
Revenue

-$3,645,356
Net Loss

$0 [100%]
Short Term Debt

$5,014,240
Raised in 2019

Cash on Hand



INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$179,589

$645,565

$−2,411,065

$−3,645,356

2018   2019

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth *over 20 years*.

Net Margin:
-565% ⊘

Gross Margin:
60% ⊘

Return on Assets:
-316% ⊘

Earnings per Share:
-$1.28 ⊘

Revenue per Employee:
$129,113 ⊘

Cash to Assets:
53% ⊘

Revenue to Receivables:
486% ⊘

Debt Ratio:
0% ⊘

Risks

1

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control and could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Our business model involves the marketing of entertainment, including movies and other content. To the extent, the entertainment industry is impacted by either the ability to create new content (e.g., the halting of


In addition, as an early stage startup, we rely on investments to fund our operations. To the extent our investment flow is interrupted by disasters and/or the effect the have on the economy, our ability to maintain operations could be severely hampered.

In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, its impact on the global economy as well as the impact on our current and potential investors, customers, employees, vendors, and industry events, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to further limit operations and/or substantially modify our business practices. Please see the subsection "COVID-19" in the section "Management's Discussion and Analysis."

There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

2

This is an early stage company.

Legion M was incorporated in March 2016. It is a startup company, and while our revenues have increased over the past several years, we are not profitable nor are we focused on near term profitability. There is very little history upon which an evaluation of its past performance and future prospects in the entertainment industry can be made. Statistically, most startup companies fail.

3

What we're doing has never been done before.

We are (to our knowledge) the first company to attempt our business model. Legion M is built on the thesis that having a legion of fans invested in our products will give us a competitive advantage. However, our thesis could be wrong. There is no assurance that we will be able to derive benefits from being fan-owned. Even if our concept is proven to give us a competitive advantage, other companies with more resources than we do may copy our idea causing us to lose this competitive edge.

4

Our auditor has issued a "going concern" opinion.

Our auditor has issued a "going concern" opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. Legion M was incorporated in March 2016. We have not generated profits since inception, and we have had a history of losses. We have sustained a net loss of $3,645,356 and $2,411,065 in the years ended December 31, 2019 and December 31, 2018, respectively, and have an accumulated deficit of $9,251,742 as of December 31, 2019. The audit report states that our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate cash from operating activities and/or to raise additional capital to fund our operations. Failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to remain in business.

5

We plan to raise significantly more money and future fundraising rounds could result in a "cram down."

Our goal is to have one million investors in Legion M which will likely require many more rounds of fundraising. We may also need to raise additional funds to finance our operations or fund our business plan. Even if we manage to raise subsequent financing or borrowing rounds, the terms of those rounds might be more favorable to new investors or creditors than to existing investors such as


Additional financings could also dilute your ownership stake, potentially drastically. See "Dilution" for more information.

6

Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market.

Our success will depend on the popularity of our entertainment projects. Viewer tastes, trends and preferences frequently change and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in the entertainment business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive. We may not be able to develop projects that will become profitable. We may also invest in projects that end up losing money. Even if one of our projects is successful, we may lose money in others.

7

Entertainment projects can be risky, and often budgets run over.

The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution and marketing of content can require large capital investments. Developing and monetizing entertainment projects, such as movies and television shows, usually require significant capital investment to fund expenditures on activities such as producing a television pilot, producing or co-producing a movie or creating a virtual reality experience. There is often budget over-run. Even with adequate funding, the project may fail to gain traction with viewers.

8

You may not like our projects.

We plan to develop a diverse slate of projects in the entertainment industry including feature films, television shows, virtual reality experiences, transmedia content and events. Final decisions on projects are made by the Legion M management team. We may choose projects you don't like, don't believe in, or even ones you object to.

9

Even if one of our projects is successful, it is likely to take a long time for us to realize profits.

Even if we are involved in a financially successful project, the process of making money and realizing profit in the entertainment business is slow. The time span from the moment a project starts to its completion, release and revenue recognition is substantial and is often measured in years. Even when we realize a profit and are financially able to declare dividends on our shares, we may or may not do so.

10

Our business relies heavily on third parties for production and monetization of entertainment content.

Our success in developing, producing and monetizing content relies heavily on third party Hollywood creators and producers such as studios, development, production and distribution companies, television networks, etc. These companies may give more time and attention to other entertainment companies or other projects which are better funded or better known or which have a longer operational history than us. There is no assurance that we will be able to find partners to jointly develop projects or help support projects financially and even if we do, there is no guarantee that our partners will put forth all of the resources required to help make our projects successful. A number of our high-profile advisors may change their minds and terminate their relationships with the company.

11

We depend on a small management team and may need to hire more people to be successful.



of them discontinue working for Legion M, there is no assurance that Legion M will continue. We will also need to hire creative talents and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original content. There is no assurance that we will be able to identify, hire and retain the right people for the various key positions.

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12 We may not be able to protect all our intellectual property.

Our profitability may depend in part on our ability to effectively protect our intellectual property including our trademark and logo, original entertainment content in our projects and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of our original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties is time-consuming and expensive and certain countries may not even recognize our intellectual property rights. Any litigation protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition regardless of the outcome of such litigation.

13 Our officers control the company and we currently have no independent directors.

Our three executive officers and directors are currently also our controlling shareholders. As holders of the Class B Common Stock which gives them 10 votes per share, as opposed to 1 vote per share for holders of Class A Common Stock like you, they will continue to hold a majority of the voting power of all our equity stock and therefore control the board at the conclusion of this offering. In fact, even if they were to own as little as 5.1% of the equity securities of the company, they will still control a majority of the voting stock. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding new skills and knowledge that may not be available within Legion M, having extra checks and balances to prevent fraud and produce reliable financial reports.

14 The shares of Common Stock being offered are subject to drag-along rights.

The shares you are purchasing in this offering are subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which each holder of Class A Common Stock purchased in this offering agrees that, in the event the company's board and the holders of a majority of the votes of the outstanding shares of the company's Class A Common Stock and Class B Common Stock voting as a single group (and taking into consideration the 10 votes per share voting preference of the Class B Common Stock) vote in favor of a sale of the company, then such holder of Class A Common Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters' rights with respect to such sale of the company, and deliver any documentation or take other actions reasonably required, amongst other covenants.

This means that if the Board of Directors and Class B shareholders (which consists of the founders, employees and early investors) decide to sell the company, you are agreeing to go along with that sale, even if you don't agree with it, oppose it, or feel that your interests are not being represented. For instance, the fact that shares of Class B Common Stock are owned by founders, employees and early investors could potentially create scenarios where the interests of the two shareholder groups are not aligned.

Additionally, the enforceability of such provision as it relates to appraisal rights will be subject to the provisions of Delaware law. Since the rights of common stock are determined in general by statute as opposed to by contract, and the drag-along provision is a contractual term, the extent to which this provision would be upheld by the courts in Delaware is unclear. In the event this provision were to be challenged, a sale of the company might not be effected,


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15

The exclusive forum provision in our certificate of incorporation and bylaws may have the effect of limiting an investor's ability to bring legal action against us and could limit an investor's ability to obtain a favorable judicial forum for disputes.

Section XI of our Amended and Restated Certificate of Incorporation and Section 48 of our Amended and Restated Bylaws contain exclusive forum provisions for certain lawsuits, see "Securities Being Offered – Forum Selection Provisions." Further, Section 7 of the subscription agreement for this offering includes exclusive forum provisions for certain lawsuits pursuant to the subscription agreement; see "Securities Being Offered – Forum Selection Provisions." The forum for these lawsuits will be the Court of Chancery in the State of Delaware. None of the forum selections provisions will be applicable to lawsuits arising from the federal securities laws. These provisions may have the effect of limiting the ability of investors to bring a legal claim against us due to geographic limitations. There is also the possibility that the exclusive forum provisions may discourage stockholder lawsuits, or limit stockholders' ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our officers and directors. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

16

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claim under the federal securities laws.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the subscription agreement, in the Court of Chancery in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

 If you bring a claim against the company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common shares or by us of


In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

17

The offering price has been arbitrarily set by Legion M.

Legion M has set the price of its Class A Common Stock at $14.28 (although the Effective Share Price each investor pays will be lower – for more information please see the "How We Determined the Offering Price in this Offering" section in "Plan of Distribution and Selling Shareholders" section). Valuations for companies at Legion M's stage are purely speculative. While we have revenue, we are not yet profitable. Many entertainment projects may not provide a return on investment for years. Our valuation has not been validated by any independent third party and may fall precipitously. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. You should not invest if you disagree with this valuation.

18

We are offering a discount on our stock price to certain classes of investors.

Certain classes of investors are entitled to bonus shares (effectively a discount) in this offering; see the "Rewards" section of "Plan of Distribution and Selling Shareholders." These bonus shares may immediately dilute the value of your stock. Therefore, the value of shares of investors who pay the full price in this offering will be diluted by investments made by investors entitled to these bonus shares, who will pay less for the same stake in the company.

19

We have a large shareholder base which will likely grow even larger over time.

As a result of Legion M's recent successful Regulation Crowdfunding and Regulation A offerings, we have over 25,000 shareholders. It is uncommon for a start-up company with limited resources and a small staff to have so many investors. Our stated goal is to grow the shareholder base to one million through multiple rounds of fundraising. Despite best efforts, it is possible that unexpected risks and expenses of managing this large shareholder base could divert management's attention and cause Legion M to fail.

20

Equity crowdfunding is new.

Legion M's existing funding and future fundraising plans (including this round) are reliant on equity crowdfunding and provisions of the JOBS Act which have been in effect for a short period of time. Secondary markets don't exist yet, and may not exist for some time (or ever), which hampers the ability for investors to sell their shares. The laws are complex, and interpretation by governing bodies doesn't exist in some cases and may change over time in others. Changes to the laws (or interpretation of the laws) could impact Legion M's ability to raise money as well as your ability to trade your shares.

21

There is no current market for Legion M's shares.

The securities being sold in this offering are subject to restrictions on resale for one year. There is no formal marketplace for the resale of our securities. If the company is successful, we expect to IPO or list on an exchange or alternative trading system that allows investors to sell their shares, but there is no guarantee that will happen, or that if it does happen that there will be demand to purchase your shares at your desired price or at any price at all. We do not currently have any near-term plans to apply for or otherwise seek trading or quotation of our Class A Common Stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for some time.



To date, Legion M has focused fundraising efforts purely on the new provisions enabled by the JOBS Act. Blockchain technology and the advent of cryptocurrencies have enabled new methods of raising money – some of which are legal but many of which are not. Either way, developments in the cryptocurrency space could potentially confuse investors, create opportunities for direct competitors, and/or otherwise have adverse effects on Legion M's ability to raise funds.

23

Competitors could overtake our momentum.

As the marketplace becomes more savvy about the JOBS Act and how an entertainment company could benefit from an equity crowdfunded financing round, competitors could launch their own equity crowdfunding campaigns and overtake our momentum.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Terri Lubaroff	Chief Operating Officer @ Legion M	2017
Paul Scanlan	CEO @ Legion M	2016
Jeff Annison	President @ Legion M	2016

Officers

OFFICER	TITLE	JOINED
Terri Lubaroff	COO, Secretary	2017
Paul Scanlan	Co-Founder	2016
Jeff Annison	Co-Founder and President	2016

Voting Power ⊕

HOLDER	SECURITIES HELD	VOTING POWER
Jeff Annison	598,251 shares of Class B Common Stock 14 shares of Class A Common Stock	36.6%
Paul Scanlan	733,331 shares of Class B Common Stock 113 shares of Class A Common Stock	44.9%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
08/2016	$176,001	Priced Round
08/2016	$999,849	Priced Round
	$0	Custom
03/2020	$451,517	Priced Round
11/2019	$2,414,240	Priced Round
02/2019	$2,600,000	Priced Round
08/2018	$901,888	Priced Round
09/2017	$167,619	Priced Round
09/2017	$1,865,946	Priced Round
04/2020	$287,474	Priced Round
05/2016	$418,324	Convertible Note

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
05/28/2016	$418,324⊕			None	

Outstanding Debts

None.

Related Party Transactions

Prior to our formation, development activities commenced and certain startup expenses were incurred. To fund startup expenses such as salaries, marketing and exhibition expenses at the 2016 Silicon Valley Comic Convention, we took out a $200,000 promissory note on November 30, 2015 from Underground Labs,



account and used exclusively to pay startup expenses on behalf of Legion M. On March 31, 2016, we issued a Convertible Note payable in the amount of $203,342 to this investor in repayment of such funds provided by Underground Labs, and Underground Labs turned over to Legion M all the money remaining in the account along with a full accounting of money that had been spent. The original promissory note owed to Underground Labs was paid in full and cancelled, and the agreement between Underground Labs and Legion M was terminated.

Pursuant to terms of the convertible note for the third party investor, interest accrued at simple interest of 5% per annum; and as of August 14, 2016, the note was converted into 42,265 shares of our Class B Common Stock at $4.90 per share, a 30% discount of the per share price of the Class A Common Stock sold at our Reg. CF financing round which closed on that same day.

On May 11, 2016, in connection with a vehicle purchase (1959 Cadillac), we entered into a Bill of Sale and a Loan Agreement with Underground Labs, Inc. for the principal amount of $33,000 at 4% per annum from April 17, 2016. The unpaid principal and accrued interest remains payable in monthly installments of $2,809.95 until March 17, 2017.

Use of Funds

$10,000	9% Offering Related Expenses 91% Operating Expenses (for further details please refer to the filed Form C Offering)
$780,000	5% Offering Related Expenses 49% Operating Expenses 11% Marketing Expenses 35% Entertainment Projects (for further details please refer to the filed Form C Offering)

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Class B	3,000,000	1,637,243	Yes
Class A Common Stock	17,000,000	1,199,863	Yes

The Funding Portal

Legion M is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC.
CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.



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